Exhibit 99.2

Castor Maritime Inc. Reports Financial Results for the
Three Months and Six Months Ended June 30, 2020

Limassol, Cyprus, September 11, 2020 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced its results for the three months and six months ended June 30, 2020.

Highlights of the Three Months Ended June 30, 2020:
◾	Revenues, net: $2.6 million for the three months ended June 30, 2020, as compared to $1.0 million for the three months ended June 30, 2019, or a 160% period to period increase;
◾	Net (loss)/income: Net loss of $144,600 for the three months ended June 30, 2020, as compared to net income of $260,603 for the three months ended June 30, 2019;
◾	Loss per share: $0.01 loss per share for the three months ended June 30, 2020, as compared to a loss per share of $0.47 for the three months ended June 30, 2019;
◾	EBITDA(1): $1.0 million for the three months ended June 30, 2020, as compared to $0.4 million for the three months ended June 30, 2019, or a 150% period to period increase;
◾
Average fleet time charter equivalent (“TCE”)(1) of $9,090 per day for the three months ended June 30, 2020, as compared to $10,339 for the three months ended June 30, 2019, or a 12% period to period decrease;

◾	On June 26, 2020, successfully concluded an underwritten public offering raising gross proceeds of $20.7 million;
◾	Cash and restricted cash of $31.3 million as of June 30, 2020, or a 514% increase since December 31, 2019; and
◾
On June 30, 2020, announced the acquisition of the M/V Magic Rainbow, a 2007 Chinese-built Panamax dry bulk carrier for a purchase price of $7.85 million from an unaffiliated third-party seller. The M/V Magic Rainbow was delivered to us on August 8, 2020.

Earnings Highlights of the Six Months Ended June 30, 2020:
◾	Revenues, net: $5.3 million for the six months ended June 30, 2020, as compared to $1.9 million for the six months ended June 30, 2019, or a 179% period to period increase;
◾	Net (loss)/income: Net loss of $404,468 for the six months ended June 30, 2020, as compared to net income of $316,572 for the six months ended June 30, 2019;
◾	Loss per share: $0.05 loss per share for the six months ended June 30, 2020, as compared to a loss per share of $0.56 for the six months ended June 30, 2019;
◾	EBITDA(1): $1.9 million for the six months ended June 30, 2020, as compared to $0.6 million for the six months ended June 30, 2019, or a 217% period to period increase; and
◾	Average fleet TCE(1) of $10,372 per day for the six months ended June 30, 2020, as compared to $10,071 for the six months ended June 30, 2019, or a 3% period to period increase.

(1)          EBITDA and TCE rates are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B of this press release for the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
Recent Business/Financial Highlights:
◾
On July 15, 2020, we successfully concluded a registered direct offering of common shares and a concurrent private placement of warrants to purchase common shares (the “July Equity Offering”), resulting in gross proceeds of $17.3 million; and

◾
On July 28, 2020, we entered, though a wholly-owned subsidiary, into an agreement to purchase a 2010 Japan-built Panamax dry bulk carrier (to be renamed M/V Magic Horizon), for a purchase price of $12.75 million from an unaffiliated third-party seller, which we expect to take delivery of either at the end of the third quarter or the beginning of the fourth quarter of 2020.

Earnings Commentary:
Second Quarter ended June 30, 2020 and 2019 Results
Time charter revenues, net of charterers’ commissions, for the three months ended June 30, 2020, increased to $2.6 million from $1.0 million in the same period of 2019, or a 160.0% increase. This increase reflects the addition of both the M/V Magic Sun and the M/V Magic Moon to our fleet on September 5, 2019 and October 20, 2019, respectively. These additions correspondingly increased our Available Days from 91 in 2019 to 273 in 2020, thus generating incremental revenues in the latter period. The daily TCE of our fleet for the second quarter of 2020 stood at $9,090, as compared to a daily TCE of $10,339 earned during the same period ended June 30, 2019, or a 12.1% decrease, reflecting primarily the lower daily net revenues earned by the M/V Magic P and the M/V Magic Sun in the three months ended June 30, 2020 compared to those generated by the M/V Magic P in the same period of 2019 given their exposure (when faced with charter renewal) to a charter market adversely affected by the COVID-19 pandemic.
The increase in operating expenses by $810,523, from $404,743 in the second quarter of 2019 to $1,215,266 in the second quarter of 2020 as well as the increase depreciation and amortization costs by $190,737, from $169,959 in the second quarter of 2019 to $360,696 in the second quarter of 2020 reflect, as discussed above, the addition to our fleet of the M/V Magic Sun and the M/V Magic Moon that correspondingly increased our Ownership days from 91 in 2019 to 273 in 2020.

Management fees in the second quarter of 2020 amounted to $136,500, whereas, in the same period of 2019, management fees totaled $29,120. The increase by $107,380, or 368.8%, in management fees is due to i) the addition to our fleet of the M/V Magic Sun and the M/V Magic Moon that correspondingly increased our Ownership days from 91 in 2019 to 273 in 2020 and ii) a lesser extent, the increase in the management fee of the M/V Magic P to $500 from $320 effective January 1, 2020, in order to be aligned with that of the remaining fleet.
Daily company administration expenses were $400 in the quarter ended June 30, 2020, compared to $973 in the corresponding period of 2019, with the daily decrease of $573, or 58.9%, stemming from the allocation of company administration expenses to a larger pool of vessels in the second quarter of 2020 versus the corresponding quarter of 2019. During the second quarter of 2020, we incurred interest costs in connection with our outstanding debt amounting to $805,066, which also included the non-cash recurring amortization expenses and the non-cash accelerated amortization expenses related to deferred financing costs and to a beneficial conversion feature recognized in connection with our $5.0 million senior unsecured convertible debentures, or our $5.0 Million Convertible Debentures, aggregating to an amount of $524,366, as further discussed below. We had no outstanding indebtedness in the corresponding period of 2019.
EBITDA for the three months ended June 30, 2020 was $1.0 million compared to $0.4 million in the same period of 2019, with the increase mainly attributable to the above discussed period-to-period increase in our operating revenues.
Recent Business and Financial Developments Commentary:
Impact of COVID-19
The COVID-19 pandemic has had and continues to have a significant negative impact on the global economy and the demand for shipping regionally as well as globally.
We believe the COVID-19 pandemic has resulted in lower dry bulk rates since March 2020 than those that could have been achieved in the absence of the virus, given the lower demand for some of the cargoes that we and our peers carry. As a result of this disruption, global economies have grounded to a halt which consequently adversely affected the derived demand for shipping transportation. As a result, two of our vessels which came up for charter renewal in the first and second quarters of 2020 were employed at comparably less favorable charter rates than those achieved during 2019 and those expected before the COVID-19 pandemic. However, from June 2020 onwards, we have seen a rebound in charter rates for the asset class we own and operate and we have been able to recharter vessels that were open for renewal at improved charter rates compared to those prevailing in the first quarter of 2020 and up to May 2020.
Our crews are also adversely affected by the COVID-19 pandemic. Due to quarantine restrictions placed on embarking and disembarking crew members as well as additional procedures required when using commercial aviation and other forms of public transportation, our crews have had difficulty embarking and disembarking on our ships. Although the restrictions have, in certain cases, delayed crew embarking and disembarking on our ships, they have not materially functionally affected our ability to crew out our vessels. Despite the fact that our ability to crew out our vessels may present operational risks that we cannot predict, we continue to monitor the situation with utmost care for the health and safety of our crew, while maximizing our efforts to ensure uninterrupted operations for our customers.
Given the uncertain nature of the socioeconomic and political circumstances arising from the COVID-19 pandemic, the duration of any business disruptions as well as any related financial impact cannot be further assessed at this point in time, but could further affect, at a lesser or more significant extent, our business, results of operations and financial condition.

Update on $5.0 Million Convertible Debentures
As previously announced, on January 27, 2020, February 10, 2020 and February 19, 2020, we issued three convertible debentures (each, a “Convertible Debenture”) to an institutional investor (the “Investor”) in original principal amounts of $2.0 million, $1.5 million and $1.5 million each. As of June 8, 2020, the Investor converted an aggregate $5.1 million of principal and interest under the $5.0 Million Convertible Debentures (which comprised of the full $5.0 million principal amount and $0.1 million of interest) for 8,042,078 common shares (the “Conversion Shares”). As a result, as of the date of this press release, the $5.0 Million Convertible Debentures have been settled in their entirety.

June Equity Offering
On June 23, 2020, we entered into an agreement with Maxim Group LLC, or Maxim, acting as underwriter pursuant to which we offered 59,110,000 units, each unit consisting of (i) one common share or a pre-funded warrant to purchase one common share at an exercise price equal to $0.01 per common share (a “Pre-Funded Warrant”), and (ii) one Class A Warrant to purchase one common share (a “Class A Warrant”), for $0.35 per unit (or $0.34 per unit including a pre-funded warrant), or the June Equity Offering. The June Equity Offering, which was completed on June 26, 2020, resulted in the issuance of 59,082,686 common shares (the “June Equity Offering Shares”) and 59,110,000 Class A Warrants with an exercise price of $0.35 per common share. We raised gross and net cash proceeds from this transaction of $20.7 million and $18.6 million, respectively. Between June 26, 2020 and September 8, 2020, there were subsequent exercises of 3,019,500 Class A Warrants which resulted in the issuance of an equivalent number of common shares (the “Class A Warrant Shares”) and proceeds of approximately $1.1 million.
Acquisition of the M/V Magic Rainbow
On June 30, 2020, we entered into an agreement to acquire the M/V Magic Rainbow, a 2007 Chinese-built Panamax dry bulk carrier, for a gross purchase price of $7.85 million from an unaffiliated third-party seller. On August 8, 2020, we took delivery of the M/V Magic Rainbow and, on August 12, 2020, the M/V Magic Rainbow commenced employment under a period time charter with an expected term of minimum three months and up to a maximum of five months at a gross daily charter hire rate of $10,300.
July Equity Offering
On July 12, 2020, we entered into a securities purchase agreement with certain unaffiliated institutional investors for the issuance and sale of an aggregate of 57,750,000 of our common shares (the “July Equity Offering Shares”) in a registered direct offering, while, in a concurrent private placement we issued and sold warrants to purchase up to 57,750,000 of our common shares at an exercise price of $0.35 per common share. The July Equity Offering was completed on July 15, 2020 and resulted in gross proceeds of approximately $17.3 million. We intend to use part of the net proceeds from the July Equity Offering and the June Equity Offering discussed above to finance the acquisitions of the M/V Magic Rainbow and the M/V Magic Horizon, and any other potential vessel acquisitions as relevant opportunities may arise. If we are unable to complete any vessel acquisition apart from that of the M/V Magic Rainbow and the M/V Magic Horizon, we plan to use the net proceeds of the July Equity Offering and the June Equity Offering for capital expenditures, working capital or for other general investment purposes, or a combination thereof.

Following the issuance of the Conversion Shares, the June Equity Offering Shares, the Class A Warrant Shares and the July Equity Offering Shares, we have, as of the date of this press release, 131,212,376 common shares issued and outstanding.
Acquisition of new Panamax vessel (to be renamed M/V Magic Horizon)
On July 28, 2020, we entered into an agreement to acquire a 2010 Japanese-built Panamax dry bulk carrier for a gross purchase price of $12.75 million from an unaffiliated third-party seller. The acquisition is expected to be consummated by taking delivery of the vessel either at the end of the third quarter or the beginning of the fourth quarter of 2020.
Following delivery of this vessel, the number of the vessels in our fleet shall increase to five (5) Panamax dry bulk carriers and the size of our fleet shall have been increased by 500% since June 30, 2019.
Management Commentary:
Mr. Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:
"Despite the operational challenges the industry is facing with respect to the COVID-19 pandemic, we are very satisfied with our Q2 2020 performance, as we have been able to more than double our revenues compared to the same quarter last year, mainly attributed to our fleet growth. Amidst these unprecedented times, we have been able to raise substantial capital which we have partly utilised for the further expansion of our fleet, remaining committed to our growth plan. In parallel, our strong liquidity position provides us with a cushion to withstand a potentially prolonged weaker market due to the COVID-19 pandemic but also allows us to take advantage of further growth opportunities."
Liquidity / Financing / Cash Flow Commentary:
As of June 30, 2020, total cash amounted to $31.3 million, which included $0.5 million of non-legally restricted cash required under the $11.0 million secured term loan financing that we concluded in November 2019. The significant improvement of our consolidated cash position as of June 30, 2020, by approximately $26.2 million, in relation to our cash position as of December 31, 2019, was mainly the result of us concluding the June Equity Offering which resulted in net cash proceeds of $18.6 million, as discussed above, as well as entering into certain financing arrangements within the first quarter of 2020, as further discussed below.
As of June 30, 2020, pursuant to the issuance within the first quarter of 2020 of one commercial secured credit facility amounting to $4.5 million, our total debt (including $5.0 million of related party debt which matures in March 2021, gross of unamortized deferred loan fees) was $19.6 million of which $7.2 million was repayable within one year, as compared to $16.0 million of debt having been incurred as of December 31, 2019. During the first quarter of 2020, we also issued the $5.0 Million Convertible Debentures, which, as of June 8, 2020, were all converted into our common shares, and thus, did not require any cash outlay from us.
During the three months ended June 30, 2020, we used cash in operating activities in the amount of $0.4 million as compared to $0.01 million used in the corresponding period of 2019, which represents an increase in cash used in operating activities of $0.4 million consisting of net income after noncash items of $0.6 million and $0.4 million respectively plus a decrease in working capital of $1.0 in the second quarter of 2020 versus a decrease of $0.4 million of working capital in the corresponding quarter of 2019. As of June 30, 2020, we reported a working capital surplus of $24.4 million (December 31, 2019: $3.2 million).

Fleet Employment (as of September 11, 2020):
Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate	Estimated Redelivery Date (Earliest/ Latest)
Magic P	76,453	2004	Japan	$9,000	December 2020	March 2021
Magic Sun	75,311	2001	Korea	$12,500	November 2020	December 2020
Magic Moon	76,602	2005	Japan	$9,000	September 2020	October 2020
Magic Rainbow	73,593	2007	China	10,300	November 2020	January 2021

Financial Results Overview:

	Three Months Ended		Six Months Ended
(expressed in U.S. dollars)	June 30, 2020 (unaudited)	June 30, 2019 (unaudited)	June 30, 2020 (unaudited)	June 30, 2019 (unaudited)
Time charter revenues, net	$2,585,659	$953,667	$5,310,936	$1,880,723
Net (Loss) / Income	$(144,600)	$260,603	$(404,468)	$316,572
Operating income	$659,851	$249,661	$1,241,992	$299,378
EBITDA (1)	$1,018,366	$419,241	$1,923,640	$642,415
Loss per common share (2)	$(0.01)	$(0.47)	$(0.05)	$(0.56)

(1)          EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
(2)          Loss per common share, basic and diluted, is calculated after taking into account the effect of cumulative dividends on the Series A Preferred Shares, as applicable in each period. On October 10, 2019, we reached an agreement with our Series A Preferred holders to Amend and Restate the Statement of Designations of the Series A Preferred Shares (the “Agreement”). The Agreement, amongst other amended terms, prescribed that dividends on the Series A Preferred Shares no longer accumulate during the period from July 1, 2019 up to and including December 31, 2021.
Fleet selected financial and operational data:
Set forth below are selected operational and financial statistical data of our fleet for each of the three and six months ended June 30, 2020 and 2019 that we believe are useful in better analysing trends in our results of operations:
	Three Months Ended June 30,		Six Months Ended June 30,
(expressed in U.S. dollars except for operational data)	2020	2019	2020	2019
Ownership days (1)	273	91	546	181
Available days (2)	273	91	487	181
Daily TCE(3)	$9,090	$10,339	$10,372	$10,071
Fleet Utilization (4)	100.0%	100.0%	89.2%	100.0%
Daily vessel operating expenses (5)	$4,452	$4,448	$4,770	$4,830
Daily company administration expenses (6)	$400	$973	$435	$627

(1)	Ownership days are the total number of calendar days in a period during which we owned our vessel(s).
(2)
Available days are the Ownership days after subtracting off-hire days associated with major repairs, vessel upgrades, dry dockings or special or intermediate surveys and major unscheduled repair and off-hire days. Available days include ballast voyage days for which compensation has been received, if any.

(3)
Daily TCE is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(4)
Fleet utilization is calculated by dividing the Available days (which include ballast voyage days for which compensation has been received) during a period by the number of Ownership days during that period.

(5)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership days for such period.
(6)	Daily company administration expenses are calculated by dividing company administration expenses during a period by the number of Ownership days during that period.
APPENDIX A
CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In U.S. dollars except for shares and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
REVENUES
Time charter revenues, net of charterers’ commissions	$2,585,659	$953,667	$5,310,936	$1,880,723
EXPENSES
Voyage expenses (including related party commissions)	(104,093)	(12,806)	(259,600)	(57,949)
Vessel operating expenses	(1,215,266)	(404,743)	(2,604,336)	(874,260)
General and administrative expenses
- Company administration expenses	(109,253)	(88,582)	(237,636)	(113,420)
- Public registration costs	—	1,204	—	(132,091)
Management fees -related party	(136,500)	(29,120)	(273,000)	(57,920)
Depreciation and amortization	(360,696)	(169,959)	(694,372)	(345,705)
Operating income	$659,851	$249,661	$1,241,992	$299,378
Interest and finance costs, net (including related party interest costs)	(802,270)	11,321	(1,633,736)	19,862
Other expenses	(2,181)	(379)	(12,724)	(2,668)
Net (loss) / income	$(144,600)	$260,603	$(404,468)	$316,572

Loss per common share (1) (basic and diluted)	$(0.01)	$(0.47)	$(0.05)	$(0.56)
Weighted average number of Common shares outstanding, basic and diluted:
Common shares	12,224,266	2,400,000	8,027,649	2,400,000

(1)          Loss per common share, basic and diluted, for the three and six months ended June 30, 2019, is calculated after taking into account the effect of accrued cumulative dividends on the Series A Preferred Shares. Following our entry into the Agreement, all dividend payment obligations on the Series A Preferred Shares have been waived during the period from July 1, 2019 until December 31, 2021.

CASTOR MARITIME INC.
Consolidated Condensed Balance Sheets and Cash Flow Data (unaudited)
(Expressed in U.S. Dollars—except for share data)

	June 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,754,641	$4,558,939
Due from related party	470,848	759,386
Other current assets	1,548,253	902,572
Total current assets	32,773,742	6,220,897

NON-CURRENT ASSETS:
Vessels, net	23,523,913	23,700,029
Other non-currents assets	1,231,074	500,000
Total non-current assets, net	24,754,987	24,200,029
Total assets	57,528,729	30,420,926

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net –including related party	7,091,062	1,522,895
Trade payables	373,604	410,592
Accrued liabilities	934,087	556,248
Deferred Revenue	—	493,015
Total current liabilities	8,398,753	2,982,750

NON-CURRENT LIABILITIES:
Long-term debt, net -including related party	12,137,158	14,234,165
Total non-current liabilities	12,137,158	14,234,165
Total Liabilities	20,535,911	17,216,915

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 70,442,876 and 3,318,112 shares, issued and outstanding as at June 30, 2020 and December 31, 2019, respectively	70,443	3,318
Series A Preferred Shares- 480,000 shares issued and outstanding as at June 30, 2020 and December 31, 2019, respectively	480	480
Series B Preferred Shares- 12,000 shares issued and outstanding as at June 30, 2020 and December 31, 2019, respectively	12	12
Additional paid-in capital	36,889,553	12,763,403
Retained Earnings	32,330	436,798
Total shareholders’ equity	36,992,818	13,204,011

Total liabilities and shareholders’ equity	$57,528,729	$30,420,926

CASH FLOW DATA	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net cash (used in) / provided by operating activities	$(427,817)	$(12,415)	$(390,619)	$738,963
Net cash used in investing activities	(40,713)	—	(388,635)	—
Net cash provided by / (used in) financing activities	$18,307,470	$(40,250)	$26,974,956	$(40,250)

APPENDIX B
Non-GAAP Financial Information
Daily TCE Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total revenues (either time charter or voyage charter revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to Time charter revenues, net, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and, management believes that the TCE rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charters trips, period time charters and voyage charters) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars, except for Available Days)	2020	2019	2020	2019
Time charter revenues, net	$2,585,659	$953,667	$5,310,936	$1,880,723
Voyage Expenses (including related party commissions)	(104,093)	(12,806)	(259,600)	(57,949)
TCE revenues	$2,481,566	$940,861	$5,051,336	$1,822,774
Available Days	273	91	487	181
TCE rate	$9,090	$10,339	$10,372	$10,071

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net (Loss)/Income to EBITDA
	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars)	2020	2019	2020	2019

Net (Loss) / Income	$(144,600)	$260,603	$(404,468)	$316,572
Depreciation and amortization	360,696	169,959	694,372	345,705
Interest and finance costs, net (including amortization of deferred financing costs and beneficial conversion feature)	802,270	(11,321)	1,633,736	(19,862)
EBITDA	$1,018,366	$419,241	$1,923,640	$642,415

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com